                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (RULE 13d-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)

                                   ZILOG, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    989524301
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  August 12, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  989524301                  13D                                 Page 2

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group* (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds* WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -0-
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person* PN
--------------------------------------------------------------------------------

CUSIP No.  989524301                  13D                                 Page 3

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group* (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds* AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         846,472(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           846,472 (2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 846,472
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 4.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person* IA
--------------------------------------------------------------------------------
--------------
(1) Based on 17,301,973 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at July 24, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 27, 2009 filed with the Securities and Exchange Commission on August 11, 1009.

(2) Because Riley Investment Management LLC has sole investment and voting power over 846,472 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

CUSIP No.  989524301                  13D                                 Page 4

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group* (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds* WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
NUMBER OF           -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person -0-
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person* BD
--------------------------------------------------------------------------------

CUSIP No.  989524301                  13D                                 Page 5

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group* (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds* AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
NUMBER OF           846,472(3)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           846,472 (3)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 846,472(5)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 4.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person* IN
--------------------------------------------------------------------------------

--------------
(1) Based on 17,301,973 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at July 24, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 27, 2009 filed with the Securities and Exchange Commission on August 11, 1009.

(3) Because Riley Investment Management LLC has sole voting and investment power over security holdings of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 846,472 shares held in managed accounts by its investment advisory clients.

CUSIP No.  989524301                  13D                                 Page 6


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         Item 5(c) is amended to add the following:

         (c) In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions. The transactions effected by the Reporting Persons in Common Stock that have taken place in the last 60 days are set forth below:


Name                               Trans Code     Quantity  Price         Trade Date
----                               ----------     --------  -----         ----------

BRC                                SL                   74        2.1074     6/17/2009

                                   BY                   74          2.21     6/24/2009

                                   SL                  100          2.41     8/12/2009

                                   SL                  100          2.41     8/12/2009

                                   SL                  200          2.41     8/12/2009

                                   SL                4,800          2.41     8/12/2009

                                   SL                4,900          2.41     8/12/2009

                                   SL                4,900          2.41     8/12/2009

                                   SL                5,000          2.41     8/12/2009

                                   SL                5,000          2.41     8/12/2009
                                   SL               63,363          2.41     8/12/2009
Investment Advisory Accounts       SL              349,202        2.4605     8/12/2009
                                   SL               24,160        2.6008     8/13/2009
RIP                                SL              124,509        2.3714     8/11/2009

         (e)      August 13, 2009


CUSIP No.  989524301                  13D                                 Page 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2009

                                     Riley Investment Partners Master Fund, L.P.
                                     By: Riley Investment Management LLC,
                                         its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman



                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley